UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                           American Precious Metals,Inc.
                 (Name of Small Business Issuer in its charter)



          Delaware                                     22-3489463
          --------                          -----------------------------------

(State or other jurisdiction of             (I.R.S.Employer Identification No.)
 incorporation or organization)



260 Garibaldi Avenue, Lodi, NJ                             07644
(Address of principal executive offices)                 (Zip Code)



Issuer's telephone number, (973) 335-4400



Securities to be registered under Section 12(b) of the Act:

         Title of each class                    Name of each exchange on which
         to be registered                       each class is to be registered


    ----------------------------                ------------------------------

    ----------------------------                ------------------------------



Securities to be registered under Section  12(g) of the Act:

                        Common Stock, $.00001 par value
                                (Title of class)

Item 1.Description of Business

     American Precious Metals, Inc., (the "Company") was originally organized as Lucky Seven Gas and Minerals, Inc., under the laws of the State of Pennsylvania on July 16, 1984. The name was changed to Lucky Seven Gold Mines, Inc. June 24, 1996. American Precious Metals, Inc was formed January 13, 1998 under the laws of the State of Delaware. On March 16,1998 Lucky Seven Gold Mines, Inc. merged into American Precious Metals, Inc., the surviving corporation.

     The Company intends to process precious metals using environmentally safe process. The Company is working on several joint ventures with mining companies in North America. The Company also, intends to introduce mining companies for possible acquisition, joint ventures and financing.


Item 2.Management's Discussion and Analysis or Plan operation

     The Company is considered to be in the development stage as defined in the Statement of Financial Accounting Standards ("FASB") No.7. Management believes it will be able to satisfy its cash requirements through debt financing and sales of equity through private placements during the next twelve months. However, there can be no assurance that the Company will be able to raise the financing required. The Company intends to acquire, develop, process and/or operate junior mining companies through majority owned subsidiaries or investment in other mining companies through venture capital arrangements. If successful in acquisition program, the employees would increase in proportion to the company's acquired. At the present time the Company has not submitted any proposals for potential acquisition.

     In the next twelve months, the Company plans to seek out business opportunity candidates. To date, the Company has introduced a Junior Mining Company to several analytical labs and processes and a Finders Fee Agreement has been signed. The Company plans to introduce other mining companies and the Company believes that this plan of operations can be conducted through the efforts of a current officer and will not require any additional funds. The Company anticipates that the business opportunities will be available through the contacts of Jack Wagenti, the Company's President. The Company anticipates that the investigation of specific mining opportunities and the negotiation, drafting and execution of relevant agreements, and other instruments will be done by Jack Wagenti or under his direction. The Company plans to investigate, to the extent believed reasonable by us, such potential mining opportunities. Due to our limited experience and resources in business analysis, the Company may not discover or adequately evaluate adverse facts about a potential mining opportunity.

     Inasmuch as the Company will have no funds available to us in our search for mining opportunities, the Company will not be able to expend significant funds on a complete and exhaustive investigation of potential mining opportunities. The Company anticipates that it will incur nominal expenses in the implementation of our business plan described herein. Because the Company has no capital with which to pay these expenses, our present management, which consists of Jack Wagenti, President, and Dr. Emanuel Ploumis Chairman of the Board, CEO, the Company's CEO and President intend to pay all expenses with personal funds as loans to the Company.

     The Company's management has no future obligation to provide the Company with future loans or contributions. The failure of our management to provide loans or contributions in the future could prevent the Company's plan to seek out business opportunities.

     YEAR 2000 COMPLIANCE. The Company does have a computer that is in compliance with the year 2000. Management does not anticipate that there will be any consequences, material or immaterial, negative or positive, to the Company as a result of the Year 2000 computer problems. As a result of a Business Combination or merger, however, the Company may inherit computer systems that are not Year 2000 compliant, or enter into contracts or business dealings with suppliers, contractors, or others that are not Year 2000 compliant. Management cannot anticipate the impact of such future occurrences. Failure to satisfactorily address the Year 2000 issue could have a material adverse effect on the Company.

Item 3.Description of Property

     The Company currently has no material assets, and the Company does not own or lease any real or personal property. The Company currently operates without charge out of space donated by the Company's President, Jack Wagenti, at 260 Garibaldi Avenue, Lodi, NJ 07644, his home.

     The Company has no policy with respect to investments in real estate or interest in real estate and no policy with respect to investments in real estate mortgages. Further, the Company has no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.


Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of the date of this report the stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each executive officer and director individually and all executive officers and directors of the Company as a group. No other class of voting securities is outstanding. Each person is believed to have sole voting and investment power over the shares except as noted.

(a)      Security ownership of certain beneficial owners
--------------------------------------------------------

                 Name and                           Amount and
                 Address of                         Nature of
                 Beneficial                         Beneficial         Percent
Title of Class   Owner                              Owner              of Class
-------------------------------------------------------------------------------

 Common          Haber Inc.                          510,417            6.07%
                 470 Main Rd
                 Towaco, NJ 07082


(b)      Security ownership of management
-----------------------------------------

                 Name and                           Amount and
                 Address of                         Nature of
                 Beneficial                         Beneficial         Percent
Title of Class   Owner                              Owner              of Class
-------------------------------------------------------------------------------

 Common          Dr. Emanuel Ploumis(1)             1,500,000          17.8%
                 1154 Eleni Lane
                 West Chester, PA 19382

 Common          Jack Wagenti(2)                    1,500,000          17.8%
                 260 Garibaldi Ave
                 Lodi, NJ 07644

 Common          Jonathan E. Downs(3)               1,400,000          16.6%
                 27 Bush Lane
                 Denville, NJ 07834

Common          Charles A. Fitzpatrick, Esq.(4)       50,000           0.6%
                 1111 Childs Ave
                 Drexell, PA 19026

 Common          Thomas F. August(4)                   50,000           0.6%
                 308 E. Ashland Ave
                 Glenholden, PA 19036

 Common          Brian Russell(4)                      50,000           0.6%
                 52 Doris Street
                 Kensington, South Africa 2094

 Common          Dale Truesdell(4)                     25,000           0.3%
                 78 Reynolds Road
                 Shelburne, MA 01370

 Common          Includes all Officers and          4,575,000          54.3%
                 Directors of the Company
                 As a group (7 persons)

(1) Dr. Emanuel Ploumis is Chairman of the Board of Directors and CEO of the Company.

(2)  Jack Wagenti is President and a Director of the Company.

(3)  Jonathan E. Downs is Secretary/Treasurer of the Company.

(4) Charles A. Fitzpatrick, Esq., Thomas F. August, Brian Russell and Dale Truesdell are Directors of the Company.




Item 5.  Directors. Executive Officers. Promoters and Control Persons


                                    Position
                                    With                    Year First became
Name                      Age       Company                 Director or Officer
--------------------------------------------------------------------------------

Dr. Emanuel Ploumis       73        CEO/Director                    1996

Jack Wagenti              62        President/Director              1996

Jonathan E. Downs         23        Secretary/Treasurer             1998

Charles A. Fitzpatrick    51        Director                        1998

Thomas F. August          46        Director                        1998

Brian Russell             70        Director                        1998

Dale Truesdell            56        Director                        1998

     Each director serves until the next annual meeting of Shareholders and until his respective successor is duly elected and qualifies; Executive officers are elected by the Board to serve at the discretion of the directors.

Dr. Emanuel Ploumis, D.D.S., Chairman of the Board / Director / CEO
-------------------------------------------------------------------
     Dr. Ploumis has been in dental practice since receiving his DDS (Temple University, 1961). Also, he is the former President of the Chester and Delaware County Dental Society. Dr. Ploumis has served extensively as a consultant to the courts and clients in legal issues. Dr Ploumis has been actively engaged as an explorationist for more than 15 years with a small group of other explorationists tracking for precious metal deposits. The discovery of "Manny's Mountain" in Pennsylvania was an outcome of this activity.

Mr. Jack Wagenti, President / Director
--------------------------------------
     Mr. Wagenti was formerly a Director and Secretary with Universal Turf, Inc. and helped structured the company to go public. He was formerly a Director and President of Santa Fe Gold Mines, Inc. Mr. Wagenti was a Director with Greenleaf Technology, Inc. a public corporation.

Mr. Charles A. Fitzpatrick, Esq., Director
------------------------------------------
     Mr. Fitzpatrick was admitted to the bar in 1976, Pennsylvania and United States Court of Appeals for the Third Circuit; and 1985, Maryland; Supreme Court of the United States, 1990. Graduated from St. Joseph's Preparatory School; St. Joseph's University (B.A. 1969). United States Navy, 1969-1972. Also, graduated from the University of Pennsylvania (J.D. 1976). Law Clerk to The Honorable Edmund S. Pawelec, 1976-1978. Mr. Fitzpatrick is a member of the Philadelphia and Pennsylvania Bar Associations, Defense Research Institute and American Academy of Hospital Attorneys.

Mr. Thomas F. August, M.S., RPH., Director
------------------------------------------
     Mr. August graduated Philadelphia College of Pharmacy and Science and received a Master Degree in Pharmacy and Chemistry. Mr. August was an Analytical Chemist for Merck Pharmaceutical and became Senior Analytical Chemist at Merck Institute for Therapeutic Research. Mr. August was Toxicology Lab Manager at the Hospital of the University of Pennsylvania. In 1992 he worked at Sterling Winthrop Pharmaceuticals and was team leader for the NIC Development Program. Mr August is presently employed at United Chemical Technologies, Inc. where he is manager of Laboratory Services.

Mr. Dale B. Truesdell, B.S., M.S., Director
-------------------------------------------
     Mr. Truesdell, graduated from the University of Massachusetts and received his B.S. in Geology in 1970 and his M.S. in 1974. Mr. Truesdell worked at Dames & Moore doing geologic mapping for a proposed nuclear power plant. As a field geologist for Bendix Field Engineering Corp., he investigated resources potential for uranium in small and large scale areas. At Morrison-Knudsen Engineers he did studies of rock and soil for major construction projects and provided technical geologic support for a major superfund litigation. Mr. Truesdell is also a certified Secondary school teacher for General Science and Earth Science. Mr. Truesdell is listed in many publications regarding Radioactive Placers, Uranium Potential, and Uranium Resource Evaluation in several states.

Mr. Brian G. Russell, Director
------------------------------
     Mr. Russell, graduated from the University of Witwatersrand in 1951 with degrees in geology and chemistry. He worked for nineteen years with the Council for Mineral Technology (MINTEK) in South Africa doing analytical research, established an X-Ray Fluorescence Section and directed the Development Metallurgical Process Technology. While at MINTEK he presented and published many scientific papers and supervised several masters and doctorate degrees. In 1974 he was appointed Director of the South African Minerals Bureau and represented South Africa on the International Standards Organization Committee for the standardization of Ferro alloys and received an award for meritorious service from the American Institute for Mining, Metallurgical and Petroleum Engineers. Mr. Russell of presently a consultant for USA and Canadian companies that develop precious metals.

Mr. Jonathan Exter Downs, Secretary/Treasurer
---------------------------------------------
     Mr. Downs is a graduate of Mountain Lakes High School and has received his BA from Curry College in Milton, Massachusetts, May of 1998. Mr. Downs was a deans list student. Mr. Downs has traveled extensively in Europe and Africa and is the son of Barry Downs, Senior Vice President with the investment firm, Legg Mason Wood Walker, where he is an authority on gold and gold mining shares. Jonathan is also the grandson of John Exter, an economist and central banker.

Item 6. Executive Compensation

     No compensation has teen awarded to, earned by, or paid to Officers and Directors, during the last completed fiscal year or as of the date of the filing of this Form 10-SB.


Item 7. Certain Relationships and Related Transactions

     The Company presently has office space at 260 Garibaldi Avenue, Lodi, New Jersey 07644. Which is the home of the President of American Precious Metals, Inc., Jack Wagenti.


Item 8. Legal Proceedings

     None

Item 9. Market for Common Equity and Related Stockholder Matters

(a) Market Information:

     The Company's Common Stock was approved for trading on July 22, 1999 on the Electronic Pink Sheets under the Symbol "ANPC." There is no assurance that the Common Stock will continue to be quoted or that any liquidity exists for the Company's Shareholders.The following table sets forth the weekly trade of high and low prices for the Company's Common Stock on the Electronic Pink Sheets during the inception of trading.

    Weekended:                    High              Low
    ---------                    -----             -----

    July 30, 1999                $0.03             $0.03
    August 6,1999                $0.03             $0.03
    August 13,1999               $0.03             $0.03
    August 20,1999               $0.03             $0.03
    August 27, 1999              $0.18             $0.18
    September 3, 1999            $0.18             $0.18
    September 10, 1999           $0.15             $0.15
    September 17, 1999           $0.15             $0.15
    September 24, 1999           $0.156            $0.156
    October 1, 1999              $0.25             $0.25
    October 8, 1999              $0.062            $0.062
    October 15, 1999             $0.062            $0.062
    October 22, 1999             $0.062            $0.062
    October 29, 1999             $0.08             $0.08


    The Source of this information is Quicken.com; quotation services and broker-dealers making a market in the Company's Common Stock. These prices reflect inter-dealer prices, without retail markup, mark-down or commission and may riot represent actual transactions.

(b)        Holders

     As of September 1999, there were approximately 329 holders of record of the Company's Common Stock (this number does not include beneficial owners who hold shares at broker/dealers in "street-name").

(c)        Dividends

     The Company has paid no cash dividends on its Common Stock and management does not anticipate that such dividends will be paid in the foreseeable future.

Item 10.  Recent Sales of Unregistered Securities

     None


Item 11.  Description of Securities Common Shares

     The Company's Securities consist of 50,000,000 authorized common shares, par value $.00001 of which 8,415,544 are presently issued and outstanding. Dividends may be declared by the board of directors at any regular or special meeting. Subject to section 170 of the Delaware Corporate Law which provides impertinent part, that the directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. or to its members if the corporation is a non-stock corporation organized for profit, either (1) out of its surplus, as defined in and computed in accordance with section 154 and 244 of this title, or (2) in case there shall be no such surplus out of its net profits for the fiscal year in which the dividend is declared an or the preceding fiscal year. Each share represents one vote at any shareholder meeting. There are no preemption rights.

     American Precious Metals, Inc.'s common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market.

Item 12.  Indemnification of Directors and Officers

Section 1. of Article XI of the corporate by-laws provides as follows:

     The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware.

          Section 145 of the Delaware Corporation Law provides:

     (a) A corporation shall have power to indemnity any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in the right of the Corporation) by reason of the fact that [he] such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by [him] such person in connection with such action, suit or proceeding if [he] such person acted in good faith and in a manner [he] such person reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe [his] such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself; create a presumption that the person did not act in good faith and in a manner which [he] such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that [his] such person's conduct was unlawful.

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or Suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that [he] such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer. employee or agent of another corporation, partnership, joint Venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by [him] such person in connection with the defense or settlement of such action or suit if [he] such person acted in good faith and in a manner [he] such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon allocation that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a present or former director [officer, employee or agent] or officer of a Corporation has been successful on the merits or otherwise in defense or any action, suit or proceeding referred to in subsections (a) and (b), or in defense or any claim. issue or matter therein, [he] such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by [him] such person in connection therewith.

     (d) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific cue upon a determination that indemnification of the present or former director. officer, employee or agent is proper in the circumstances because [he] such person has met the applicable standard of conduct set forth in subsections (a) and (b,). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination,
     (1) by majority vote of the directors who are not parties to such action, suit or processing, even though less than quorum, or (2) by a committee of such directors designated by Majority vote of such directors, even though less than a quorum, or ([2]3) if there are not such directors, or if such directors so direct, by independent legal counsel in a written opinion, or ([3]4), by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that [he] such person is not entitled to be indemnified by the corporation as authorized in this Section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the [board of directors] corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in [his] such person's official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director; officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against and liability asserted against [him] such person and incurred by [him] such person in any such capacity, or arising out [his] such person's status as such, whether or not the corporation would have the power to indemnify [him] such person against such liability under the provisions of this section.

     (h) For purposes of this Section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as [he] such person would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this Section, references to other "enterprises" shall include employee benefit plans, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants, beneficiaries. and a person who acted in good faith and in a manner [he] such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section. (As amended by Ch. 120, Laws of 1997.)




Item 13.  Financial Statements

     The information required by Item 13 and an index thereto commences on page F-l, which pages follow this page.


Item 14. Changes In and Disagreement with Accountants on Accounting and Financial Disclosure
     None


Item 15.  Financial Statements and Exhibits

     a. Financial Statements for fiscal year ending May 31, 1999 and 1998 are enclosed as part of Item 13 and commences on page F-1.

     b.   List of Exhibits

Exhibit Number          Description

3.1 Certificate of Incorporation of Company filed with the Secretary of State of Delaware on January 13, 1998.

3.2                     Copy of the by-laws of the Company.


3.3                     Specimen Stock Certificate


27                      Financial Data Schedule

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on the behalf by the undersigned, thereunto duly authorized.


                                            AMERICAN PRECIOUS METALS, INC.


Date: November xx, 1999                     By:/s/Jack Wagenti
                                            ------------------
                                            Jack Wagenti
                                            President

                         AMERICAN PRECIOUS METALS, INC.
                          (A Development Stage Company)


                    TABLE OF CONTENTS TO FINANCIAL STATEMENTS


Report of Independent Certified Public Accountants .  . .  . . . . . . . .  F-2


Balance Sheet for the fiscal years ended May 31, 1999 and 1998 . . . . . ...F-3


Statement of Operations and Accumulated Deficit -
for the fiscal years ended May 31,1999 and 1998 . . . . . . . . . . . . . . F-4


Statement of Cash Flows -
For the fiscal years ended May 31,1999 and 1998. . . . . . . . . . . . .  . F-5


Statement of Stockholder's Deficiency -
For the period from inception (June 1, 1996) through May 31, 1999 . . . . ..F-6


Notes to Consolidated Financial Statements .  . . . . . . . . . . . . . . ..F-9

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Stockholders and Board of Directors
American Precious Metals, Inc.
260 Garibaldi Avenue
Lodi, N.J. 07644


Gentlemen and Madames:

     We have audited the accompanying comparative balance sheets of American Precious Metals as of May 31, 1999 and 1998 and the related comparative statements of operations and accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position as of May 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations and, as of May 31,1999 has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     Our audits were made to form an opinion on the basic financial statements taken as a whole. The supplemental schedules to the financial statements are presented to comply with rules and regulations under the Securities and Exchange Act of 1934 and are not otherwise a required part of the basic financial statements. The supplementary schedule of changes in stockholder's deficiency cumulative from inception through May 31, 1999, supplementary schedule of operations and accumulated deficit cumulative from inception through May 31, 1999 and the supplementary schedule of cash flows cumulative from inception through May 31, 1999 are presented for purposes of additional analysis and are not a required part of the basic financial statements. With the exception of information taken from the compilation statements of May 31, 1996 and May 31, 1997, the information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/GERALD BRIGNOLA, CPA.,PA
   October 8, 1999
   Hackensack, NJ
                                      F-2

                          AMERICAN PRECIOUS METALS, INC.
                          (a development stage company)
                                  BALANCE SHEET
                              May 31, 1999 and 1998

                                                   ** 1999 **        ** 1998 **
                                                              ASSETS
CURRENT ASSETS
  Cash in bank                                     $    5,604        $   11,357
                                                   ----------        ----------
    Total Current Assets                                5,604            11,357

PROPERTY & EQUIP
  Equipment                                            11,567
    Less Depreciation                              (      378)
                                                   ----------        ----------
                                                       11,189                 0
OTHER ASSETS
  Security deposit                                        675               675
                                                   ----------        ----------
                                                          675               675
                                                   ----------        ----------
    TOTAL ASSETS                                   $   17,468        $   12,032
                                                   ==========        ==========

                                 LIABILITIES AND
                            STOCKHOLDERS S DEFICIENCY

CURRENT LIABILITIES
  Accounts payable                                     12,291             8,824
  Loan payable                                         23,976
                                                   ----------        ----------
    TOTAL CURRENT LIAB.                                36,267             8,824

STOCKHOLDER'S EQUITY
  Common stock (50,000,000 shares authorized
  6,922,159 and 6,922,159 issued, par                   6,923             6,923
    value .001, respectfully
  1,493,385 and 1,400,000 issued, par
    value .00001, respectfully)                            14                14
                                                   ----------        -----------
                                                        6,937             6,937
  Paid in capital                                     336,750           267,749
  Accumulated (deficit)                            (  362,486)       (  271,478)
                                                   ----------        -----------

    TOTAL STOCKHOLDER' S (DEFICIENCY)              (   18,799)       (    3,208)
                                                   ----------        -----------

    TOTAL LIABILITIES &
           STOCKHOLDER' S DEFICIENCY               $   17,468        $   12,032
                                                   ==========        ===========

     See accountants' report and notes to financial statements

                          AMERICAN PRECIOUS METALS, INC.
                          (a development stage company)
                 STATEMENTS OF OPERATIONS & ACCUMULATED DEFICIT
                        Year ended May 31, 1999 and 1998

                                                 ** 1999 **          ** 1998 **

OPERATING EXPENSES
  Entertainment                                 $     3,589          $   11,606
  Travel                                             14,586              32,481
  Supplies                                              261                 226
  Laboratory costs                                    8,709               8,537
  Small equipment/tools                                 206
  Advertising                                                               309
  Professional fees                                   8,430               7,610
  Automobile expense                                 2, 754
  Interest & bank charges                               222                 171
  Consulting fees                                       279              21,073
  Depreciation                                          378
  Dues & subscriptions                                                    1,577
  Insurance                                              23               7,766
  License & fees                                                          1,020
  Legal                                               3,184              20,475
  Maintenance                                           776
  Office expense                                      4,481               6,274
  Storage                                                                   600
  Rent and lease expense                            37, 145              38,198
  Property tax                                          347                 340
  Corp tax/annual rept                                  360                 640
  State corporate tax                                   715
  Telephone                                           4,563               5,068
                                                -----------          -----------
TOTAL OPERATING EXPENSES                             91,008             163,971
                                                -----------          -----------

NET LOSS                                       (     91,008)        (   163,971)
Accumulated (deficit)-beginning                (    271,478)        (   107,507)
                                                -----------          -----------
Accumulated (deficit)-ending                   ($   362,486)        ($  271,478)
                                                ===========          ===========
Earnings per share                                 (.0430)             (.0326)
                                                ===========          ===========
Earnings per share  - fully diluted                (.0430)             (.0326)
                                                ===========          ===========


     See accountants' report and notes to financial statements

                          AMERICAN PRECIOUS METALS, INC.
                          (a development stage company)
                            STATEMENTS OF CASH FLOWS
                        Year ended May 31, 1999 and 1998

                                               ** 1999 **            ** 1998 **
CASH FLOWS FROM OPERATING ACTIVITIES

  Net Income / (Loss)                         ($   91,008)          ($  163,971)


Adjustments to reconcile net income to net cash provided by operating activities

Increase / (decrease) in cash:
  Depreciation                                       378
  Deposits                                                          (       675)
  Accounts payable                                 3,468                  8,824
                                              ----------             -----------

Net cash provided by operating activities    (    87,162)           (   155,822)



CASH FLOWS FROM INVESTING ACTIVITIES
  Sale of Stock                                   69,000                153,532
  Sale / (purch):  fixed assets              (    11,567)
                                              ----------             -----------
Net cash used by investing activities             57,433                153,532



CASH FLOWS FROM FINANCING ACTIVITIES

  Increase in loans payable                       23,976
                                              ----------             -----------
Net cash provided by financing activities         23,976                      0
                                              ----------             -----------
Net decrease in. cash and cash equivalent    (     5,753)           (     2,290)



 Cash - beginning of year                         11,357                 13,647
                                              ----------             -----------
 Cash - end of year                           $    5,604             $   11,357
                                              ==========             ===========


     See accountants' report and notes to financial statements

                         AMERICAN PRECIOUS METALS, INC.
                          (a development stage company)
          SUPPLEMENTARY SCHEDULE OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                 Cumulative from Inception through May 31, 1999

                                                                                        Deficit
                                                                                        Accumulated       Total
                                                                       Additional       During            Stock-
                                        Common  Stock                  Paid In          Development       holders
                                    Shares           Amount            Surplus          Stage             Deficiency
                                    --------------------------------------------------------------------------------


LUCKY SEVEN GOLD MINES, INC
---------------------------


Issuance of Common
Stock for Services
Directors & Officers                5,775,000        5,775                                                  5,775
5/31/96

Issuance of Common
Stock for Services
& Consulting                          770,000          770                                                    770
5/31/96

Shares Issued for
Previous Payments of
Blackhawk Lease
5/31/96                               320,000          320                                                    320

Sale of Common Stock
for Cash in Private
Offering 6/1/96 thru
5/31/97                               118,100          118                117,982                         118,100

Shares Issued In
Exchange of Amerigold
& Sante Fe Common
Stock 10/7/96 thru
5/31/97                             1,323,344         1,332                                                 1,332

Common Stock
Rescinded 11/21/97                 (1,720,000)       (1,720)                                               (1,720)

Issuance of
Common Stock for
Cash in Private
Offering 5/1/97
thru 3/15/98                          148,500           149               148,351                         148,500

Issuance of Common
Stock for Services
& Consulting 9/5/97                   112,300           112                 1,416                           1,528
-----------------------------------------------------------------------------------------------------------------
Sub Total:                          6,847,244         6,856               267,749                         274,605

                         AMERICAN PRECIOUS METALS, INC.
                          (a development stage company)
          SUPPLEMENTARY SCHEDULE OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                 Cumulative from Inception through May 31, 1999

                                                                                        Deficit
                                                                                        Accumulated       Total
                                                                       Additional       During            Stock-
                                        Common  Stock                  Paid In          Development       holders
                                    Shares           Amount            Surplus          Stage             Deficiency
                                    --------------------------------------------------------------------------------

Sub Total Forward:                  6,847,244         6,856               267,749                         274,605

Shares Issued in
Exchange of Amerigold
& Sante Fe Common Stock
6/1/97 thru 3/15/98                    74,915            74                                                    74
-----------------------------------------------------------------------------------------------------------------
Sub Total:                          6,922,159         6,930               267,749                         274,679
 (See Note 6)
-----------------------------------------------------------------------------------------------------------------
AMERICAN PRECIOUS METALS, INC.  (Surviving Company)
-----------------------------------------------------------------------------------------------------------------
Outstanding Shares                  1,400,000            14                                                    14
of APM 1/14/98
issued 5/20/98

Net Loss for the
Year Ended 5/31/97                                                                        (107,508)      (107,508)

Net Loss for the
Year Ended 5/31/98                                                                        (163,970)      (163,970)

Rounding Dollars                                         (7)                                                   (7)
------------------------------------------------------------------------------------------------------------------
Ending Balance
5/31/98                             8,322,159         6,937               267,749         (271,478)         3,208
------------------------------------------------------------------------------------------------------------------

Issuance of Common
Stock for Cash in
Private Offering
6/1/98 thru 5/31/99                    69,000                              69,000                          69,000

Shares Issued in
Exchange of Amerigold
& Sante Fe Common Stock
6/1/98 thru 5/31/99                    24,385
------------------------------------------------------------------------------------------------------------------
Sub Total                           8,415,544         6,937               336,749          (271,478)       72,208

                         AMERICAN PRECIOUS METALS, INC.
                          (a development stage company)
          SUPPLEMENTARY SCHEDULE OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                 Cumulative from Inception through May 31, 1999

                                                                                        Deficit
                                                                                        Accumulated       Total
                                                                       Additional       During            Stock-
                                        Common  Stock                  Paid In          Development       holders
                                    Shares           Amount            Surplus          Stage             Deficiency
                                    --------------------------------------------------------------------------------


Sub Total Forward:                  8,415,544         6,937               336,749          (271,478)       72,208

Rounding                                                                                                       (1)

Net Income for the
Year Ended 5/31/99                                                        (91,008)                        (91,008)
--------------------------------------------------------------------------------------------------------------------
Balance 5/31/99                     8,415,544         6,937               336,749          (362,486)      (18,799)
                                    ================================================================================

See accountants' report and notes to financial statements

                         AMERICAN PRECIOUS METALS, INC.
                          (A Development Stage company)
                          NOTES TO FINANCIAL STATEMENTS
                                  May 31, 1999

Note 1.  Summary of  Significant Accounting Policies Reporting Entity.

          Lucky Seven Gold Mines, Inc. was incorporated in the Commonwealth of Pennsylvania on July 16, 1984. On March 16, 1998, Lucky Seven Gold Mines, Inc. merged with American Precious Metals, a Delaware Corporation, incorporated on January 13, 1998. The Surviving corporation will be American Precious Metals, Inc. and maintains a classification as a development stage company. Lucky Seven Gold Mines, Inc. shareholders received an equivalent amount of shares from American Precious Metals, Inc.

          Activities to date have been limited to the sale of its common stock securities. The company has, over a number of years, been developing a process of technology relating to the testing of precious metals mineralization. As more fully explained in Note 4, management of the company has identified and intends to pursue new business opportunities with other mining companies.

          Method of accounting: The financial statements have been prepared in accordance with the accrual basis method of accounting. Under this method of accounting, income and expenses are identified with specific periods of time and are recorded as earned or incurred without regard to date of receipt or disbursement of cash.

          Costs of securities registration - All costs incurred by the company in connection with the pubic offering of the Company's common stock securities were charged to expense.

          Research  and  Development  Costs:  The Company  charges  research and
          development   costs,  which  are  not  incurred  in  conjunction  with
          contractual obligations, to expense as incurred.

          Earnings Per Share: Computed by dividing the net loss by the weighted average number of shares outstanding during the year. Common stock equivalents have not been included in the earnings-per share computation because of their anti-dilutive effect.

          Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Note 2. Issuance of Common Stock. The Company issued its common stock according to a public offering made in accordance with and pursuant to the provisions of Regulation D, Rule 504 as promulgated under the Securities Act of 1933, as amended. The Company sold 100,100 founders shares of common stock and 23,550 were units, at a price of $10.00 a unit. Each unit consisted of Ten (10) shares of common stock, par value $.001 per share and three redeemable common stock purchase warrants. The redeemable common stock purchase warrants are designated as Class "A", Class "B", and Class "C". Each class of redeemable common stock purchase warrants will be exercisable for a period of six months commencing twelve (12) , eighteen(18) and twenty four (24) months respectively, from the date of the closing at an exercise price of $1.50, $2.00 and $2.50. All or any portion of the Class "A", "B", or "C" redeemable warrants can be called for at a redemption price of one mil ($.00l) per redeemable warrant by the Company on a minimum of thirty days written notice of call mailed to the registered holders of the Class "A", "B", and "C" redeemable warrants, provided the closing bid of the common stock exceeds $1.50 $2.06 and $2.50 per share for ten (10) consecutive trading days prior to the notice of the redemption. Any holder who does not exercise his redeemable Warrant prior to the. date set for call, will receive the call price and will forfeit his rights to purchase the common stock underlying the redeemable warrants so called. The Company must have a current and effective notification and/or offering memorandum or registration statement and prospectus on tile with the Securities and Exchange Commission in order for a redeemable common stock purchased warrant holder to be able to exercise his redeemable warrant.

Note 3. Based on management's present assessment, the Company has not yet determined it to be more likely than not that a deferred long term tax asset of $119,618 attributable to the future utilization of $362,486 of net operating loss carry forwards as of May 31, 1999, will be realized. Accordingly, the Company has provided a 100% allowance against the deferred tax asset in the financial statements as May 31, 1999. The Company will continue to review this valuation allowance and make adjustments as appropriate. The net operating. loss carry forwards will expire as follows:

                           Year                                Amount
                           ----                               --------
                           2011                               $ 33,703
                           2012                                 58,532
                           2013                                 27,383
                                                              --------
                                                              $119,618
                                                              ========
                                      F-10

Note 4. Basis of Presentation - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As shown in the financial statements, the Company has experienced substantial operating losses. The continuation of the Company as a going concern is dependent on its ability to generate sufficient cash flqws to meet its obligations and sustain its operations.

          Managementof the Company has identified and intends to pursue new business opportunities, which it believes will be profitable and plans to infuse new equity capital into the Company. There are no assurances, however, that management of the Company will be successful with either the new business opportunities or raising new equity capital.

Note 5.   - Leases -

          Office Lease - The Company is obligated under a lease for office space for a one year period commencing on September 15, 1998 and ending on September 15, 1999 with a monthly rental of $450 or $5400 annually.

          Mining Lease - The Company accepted an assignment of a related party lease on June 26, 1996 from Amerigold, Inc. and Santa Fe Gold Mines, Inc. The shareholders of Amerigold, Inc. and Santa Fee Gold Mines, Inc. agreed to transfer and relinquish control of the leases and all. related benefits and obligation of their interest in land situated in the County of San Bernardino, California, known as Black Hawk Mill Site.

          The term of the lease is for 20 years beginning on August 30, 1980 and ending September 1, 2000. The Company has an option to renew the lease for a second 20 year term with an option to purchase leased premises for a total price of $1,000,000. The current monthly rental is $2,500 per month or $30,000 annually. Total remaining lease value is as follows:

                        May 31, 1999                         $30,000

                        May 31, 2000                          30,000

                     August 31, 2000                           7,500
                                                             -------
                                                  Total      $67,500
                                                             =======


          The Company is also obligated for royalty fees for any substances mined, from leased property processed and marketed from the leased premises at a rate of 8% of the "net smelter returns".

          The Company also have an option to buy the mountain at $1,000,000 less previous rents and royalties paid to May 31, 1999, $515,500 for net option price of $484,500. All Future monthly lease and royalty payment will reduce the net option price accordingly.




NOTE 6.  MERGERS AND ACQUISITIONS

          On June 27, 1996, the shareholders of Santa Fe Gold Mines, Inc. and Amerigold, Inc. agreed to the following exchange of shares.

          I. Santa Fe Fold Mines, Inc.

               (a) The principals of Santa Fe Gold Mines,  Inc. agreed to accept one share of Lucky Seven Gold Mines, Inc. stock in exchange for three shares of Santa Fe Gold Mines, Inc.

               (b) The  remaining  shareholders  agreed to  accept  one share of common stock in exchange for one share of Lucky Seven Gold Mines Inc.

          II.      Amerigold, Inc.

               (a) The  shareholders  agreed  to  accept  one share of Lucky
                   Seven Gold Mines, Inc. in exchange for three shares of Amerigold, Inc.


          III      American Precious Metals, Inc.

                   On March 16, 1998, 6,922,159 shares of Lucky Gold Mines were exchanged for 6,922,159 shares of American Precious Metals. The total number of outstanding shares of the surviving company (American Precious Metals, Inc.) were unchanged by this stock swap. The only outstanding shares of American Precious Metals, Inc. before the merger were 1,400,000 shares. Total outstanding shares after the merger were 8,322,159 shares. The surviving company is American Precious Metals Inc.

          Due to the fact that there is no market value for either Santa Fe Gold Mines, Inc. or Amerigold, Inc., the financial statements do not reflect any value for these securities.

NOTE 7.  OTHER MATTERS

          Management has informed us that they do not anticipate any problems with their computers in the year 2000. The computer will recognize 00 as 2000 and not 1900; therefore, no expenditures are anticipated in this matter.

                                  EXHIBIT INDEX



Exhibit No          Description                                          Page
----------          ----------------------------------------             ----

      3.1           Certificate of Incorporation of Company                2
                    filed with the Secretary of State of
                    Delaware on January 31, 1998


      3.2           Copy of the by-laws of the Company                     3

      3.3           Specimen Stock Certificate                            11

      27            Financial Data Schedule

                                       1